UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ………………to …………………

Commission File Number 1-3473

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tesoro Corporation Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:
Tesoro Corporation

19100 Ridgewood Pkwy
San Antonio, Texas 78259

TABLE OF CONTENTS

TESORO CORPORATION THRIFT PLAN

2 | Tesoro Corporation Thrift Plan 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee of
Tesoro Corporation Thrift Plan

We have audited the accompanying statements of net assets available for benefits of Tesoro Corporation Thrift Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tesoro Corporation Thrift Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of Tesoro Corporation Thrift Plan financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP

San Antonio, Texas
June 17, 2016

Tesoro Corporation Thrift Plan 2015 | 3

FINANCIAL STATEMENTS

TESORO CORPORATION THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014

ASSETS
Investments	$1,079,903,367	$—
Investment in the Tesoro Corporation Savings Plan Master Trust (Note 3)	—	986,726,581
Total Investments	1,079,903,367	986,726,581
Receivables:
Employer contributions	23,747,386	12,739,872
Notes receivable from participants	29,065,362	26,679,235
Total Receivables	52,812,748	39,419,107

Total Assets	1,132,716,115	1,026,145,688

LIABILITIES
Excess contributions payable	(25,905)	(11,499)

Net Assets Available for Benefits	$1,132,690,210	$1,026,134,189

See the accompanying notes to the financial statements.

4 | Tesoro Corporation Thrift Plan 2015

FINANCIAL STATEMENTS

TESORO CORPORATION THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

ADDITIONS
Contributions:
Employer	$56,021,293
Participants	67,011,749
Participant Rollover	17,515,223
Total contributions	140,548,265

Net income from investments in the Tesoro Corporation Savings Plan Master Trust	32,600,064
Interest and dividends	21,942,944
Net appreciation in investment value	36,723,934

Interest income on notes receivable from participants	1,197,924

Transfer from Tesoro Corporation Retail Savings Plan upon merger (Note 1)	2,305,856

Total Additions	235,318,987

DEDUCTIONS
Benefit payments	127,481,118
Administrative expenses	1,281,848

Total Deductions	128,762,966

Net increase in net assets available for benefits	106,556,021

Net assets available for benefits:
Beginning of year	1,026,134,189

End of year	$1,132,690,210

See the accompanying notes to the financial statements.

Tesoro Corporation Thrift Plan 2015 | 5

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The accompanying financial statements are that of the Tesoro Corporation Thrift Plan (the “Plan” or the "Thrift Plan"), a defined contribution plan of Tesoro Corporation (“Tesoro”, or the “Company”) and the following description provides only general information of the Plan. Participants should refer to the applicable formal plan documents for more complete information. The Plan is subject to, and complies with, the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan, originally adopted as of April 1, 1979, is a voluntary defined contribution plan open to certain non-union employees of Tesoro. Employees whose positions are covered by a collective bargaining agreement may participate if the Plan is included in the agreement.

The purpose of the Plan is to encourage Company employees to save and invest a portion of their eligible compensation, as defined, to have an additional source of income upon their retirement or disability, or for their family in the event of death. Benefits provided by the Plan are in addition to benefits that participants are entitled to receive under any other programs of the Company and under the Federal Social Security Act. The investments in the Plan are held by Fidelity Management Trust Company (“Fidelity” or the “Trustee”). Fidelity is responsible for holding, investing and accounting for the assets of the Plan and maintaining separate accounts for all participants of the Plan. The Plan is administered by the Employee Benefits Committee, consisting of individuals appointed by the Board of Directors of the Company.

PLAN MERGER. On September 28, 2015, the Tesoro Corporation Retail Savings Plan ("Retail Plan") merged with the Plan. The trust agreement between Fidelity and Tesoro was amended, eliminating the Tesoro Corporation Savings Plan Master Trust ("Master Trust"). All assets under the Retail Plan at September 28, 2015 were transferred to the Plan and contained in the amended trust, referred to as the Tesoro Corporation Thrift Plan Trust.

PARTICIPANT CONTRIBUTIONS. Contributions are made to the Plan by the Company on behalf of each eligible employee based upon their elected compensation deferral through payroll deductions. Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with the participant’s contribution, the Company’s contributions and the Plan’s earnings and charged with withdrawals and an allocation of the Plan’s losses. Allocations are based on participant earnings or account balances, as defined.

The Plan participants may elect a Roth 401(k) contribution option, allowing participants to make contributions on an after-tax basis. Under the Roth 401(k) option, accumulated investment earnings on contributions are tax free to the participant on qualified distributions. The Plan participants contributions are invested in one or more of the investment options, or the Tesoro Corporation Common Stock Fund (the “Tesoro Stock Fund”), at the option of the participant.

Participants can contribute up to 50% of eligible pay on a pre-tax, Roth, or after-tax basis, or any combination not to exceed 50% of their eligible pay. The total combined pre-tax and Roth contribution amounts cannot exceed the annual Internal Revenue Service (“IRS”) dollar limit ($18,000 in 2015). Employees age 50 and over may contribute additional pre-tax and/or Roth catch-up contributions ($6,000 in 2015) to the Plan. Certain highly compensated employees may be subject to more restrictive maximum deferrals, including no after-tax contributions. The Plan is required to return contributions received during the year in excess of the IRS limits. Refunds of employee contributions in excess of IRS or the Plan limits totaled $25,905 and $11,499 for the years ended December 31, 2015 and 2014, respectively. These refunds were distributed subsequent to December 31, and are recorded as a liability on the Statements of Net Assets Available for Benefits.

6 | Tesoro Corporation Thrift Plan 2015

NOTES TO THE FINANCIAL STATEMENTS

EMPLOYER CONTRIBUTIONS. The Plan allows for a Company match on the first 6% of base pay, for those contributing on either a pre-tax and/or Roth basis to the Plan, including “catch-up contributions.” Regular after-tax contributions, contributions on bonus pay and contributions on unscheduled overtime pay are not matched by the Company. Matching contributions  made  to the Plan from participants who have more than a year of service are designated safe-harbor contributions. The Company’s matching contributions are invested in one or more of the investment options, or the Tesoro Stock Fund, at the option of the participant.

The Company provides for a profit-sharing contribution to the Plan. This discretionary contribution, calculated as a percentage of employee’s base pay based on a pre-determined target for the calendar year, can range from 0% to 4% based on actual performance. Contributions will normally be made following the performance year. All employees eligible for the Plan who are employed on December 31st of the year the results are achieved are qualified to receive this contribution, even if they are not contributing to the Plan. If a participant does not make a deferral election, the default contribution will be to the participant’s age appropriate lifecycle fund. The Company approved a profit-sharing contribution in the amount of 4.0% and 2.5% of base pay for 2015 and 2014, respectively. The 2015 and 2014 discretionary profit-sharing contributions to the Plan of $23,747,386 and $12,739,872, respectively, were contributed by the Company in 2016 and 2015, respectively, and are reflected as an employer contribution receivable on the Statements of Net Assets Available for Benefits.

VESTING. Employees are fully vested at all times in their participant, safe-harbor matching, and Company non-elective contributions. Company matching contributions and any related earnings are 100% vested after one year of service. Upon voluntary termination of employment prior to normal retirement for reasons other than disability or death, an employee will be entitled to the total of his or her participant contributions to the Plan and the vested portion of the Company contributions made to the employee’s account. Generally, vesting service begins with the employment date and ends upon termination of service with the Company.

FORFEITURES. Upon termination of service, a participant’s nonvested portion of the Company’s matching contribution may be used to reduce future employer contributions or to pay reasonable administrative expenses. At December 31, 2015 and 2014, the forfeited nonvested account balance was $100,348 and $74,162, respectively. This account balance includes forfeited nonvested amounts, as well as uncashed stale-dated check amounts. The administrative expenses paid through the forfeited nonvested account were $168,118 during the year ended December 31, 2015.

REVENUE SHARING. Under the Plan, certain funds offer revenue sharing. During the year ended December 31, 2015, revenue sharing credits in the amounts of $445,926 were used to pay administrative expenses of the Plan.

INVESTMENT OPTIONS. Participants may elect to invest in numerous investment options offered under the Plan. Participants may change the percentage they contribute and the investment direction of their contributions. The investment menu is comprised of target date funds, actively managed funds, index funds and the Tesoro Stock Fund.

LOANS. Generally, participants can borrow the lesser of $50,000 or one half of their vested account balance from the Plan with a minimum loan of $1,000. Such loans are secured by the participant’s vested account balance and bear interest at the prime rate plus 1%. Outstanding loans at December 31, 2015 incur interest at rates between 4.25% and 9.75% for the Plan. The Plan allows for new loans with original terms of six months to five years. Upon termination of employment, the loan repayment may continue at the election of the participant. If payments are in default, the unpaid loan balance will be treated as a distribution to the participant.

PAYMENT OF BENEFITS. Upon termination of employment, involuntary layoff, retirement, disability or death, the participant or the participant’s beneficiary (distributee) will be provided the opportunity to request a distribution from the Plan. The Plan permits at-will withdrawals of the after-tax employee contributions. Any hardship withdrawals from amounts constituting the before-tax employee contribution will result in a six-month suspension of further contributions.

Tesoro Corporation Thrift Plan 2015 | 7

NOTES TO THE FINANCIAL STATEMENTS

ADMINISTRATIVE EXPENSES. The Plan allows for the payment of administrative expenses by either the Plan or the Company. Forfeited nonvested accounts and revenue sharing credits are used to pay administrative fees. Any additional fees are paid by the Company, except for those related to participant loans or withdrawals.

PLAN TERMINATION. The Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING. The financial statements of the Plan have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

USE OF ESTIMATES. The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION. Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENTS OF BENEFITS. As of December 31, 2015 and 2014, there were no participant initiated withdrawals from the Plan that had not been distributed. Benefit payments are recorded when paid.

NOTES RECEIVABLE FROM PARTICIPANTS. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses when incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments, and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

NEW ACCOUNTING PRONOUNCEMENTS

EMPLOYEE BENEFIT PLAN SIMPLICATION. The Financial Accounting Standards Board issued an Accounting Standards Update ("ASU") in July 2015 (ASU No. 2015-12) that simplifies certain aspects of employee benefit plan accounting while satisfying the needs of users of financial statements, including plan participants and the Department of Labor. The guidance no longer requires fair value disclosures about investments to be disaggregated by class; rather, it permits disaggregation of investments measured using fair value only by general type, either on the face of the financial statements or in the notes to the financial statements. In addition, the ASU also eliminates the requirements to disclose the net appreciation or depreciation in fair value of investments by general type, and individual investments with a value equal to or greater than 5% of net assets available for benefits. This ASU is effective for interim and annual periods beginning after December 15, 2015, and early adoption is permitted. The Plan adopted this standard effective January 1, 2015 and applied the changes retrospectively to the prior periods presented. As a result, the statement of net assets available no longer shows the adjustment from fair value to contract value for fully benefit-responsive investment contracts separately and is instead netted with the investment in the Tesoro Corporation Savings Plan Master Trust line item.

NOTE 3 - INTEREST IN THE TESORO CORPORATION SAVINGS PLAN MASTER TRUST

The Plan’s assets were held in the Master Trust through September 28, 2015. After the merger of the Retail Plan with the Thrift Plan, the Master Trust was dissolved. The purpose of the Master Trust was the collective investment of assets of the participating plans, Thrift Plan and Retail Plan. Each participating plans’ interest in the Master Trust was based on account balances of the participants and their elected investment fund options. The Master Trust assets

8 | Tesoro Corporation Thrift Plan 2015

NOTES TO THE FINANCIAL STATEMENTS

were allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified, and by allocating investment income and administrative expenses to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

PERCENTAGE INTERESTS IN NET ASSETS OF THE MASTER TRUST

Plan	December 31, 2014
Thrift Plan	99.59%
Retail Plan	0.41%
100.00%

PERCENTAGE INTEREST IN EACH OF THE INVESTMENT FUND OPTIONS WITHIN THE MASTER TRUST

	December 31, 2014	Thrift Plan	Retail Plan
Investment Type / Fund Name
Common Stock
Tesoro Stock Fund	$209,636,743	99.52%	0.48%
Mutual Funds
Bonds
Vanguard Total Bond Market Index Institutional	60,046,357	99.87%	0.13%
PIMCO Total Return Institutional	32,378,219	99.90%	0.10%
American Century Infl-Adj Bond Institutional	7,167,079	100.00%	—%
Equities
Spartan 500 Index Institutional	112,861,937	99.99%	0.01%
Fidelity Contrafund K	102,471,499	99.87%	0.13%
Fidelity Puritan K	71,020,389	99.87%	0.13%
Spartan Extended Market Index Advantage	50,418,841	100.00%	—%
Spartan International Index Institutional	47,999,508	100.00%	—%
Westwood SMidCap Institutional	37,297,047	100.00%	—%
William Blair SMid Cap Growth I	17,576,967	100.00%	—%
Fidelity Strategic Real Return Fund	1,006,294	100.00%	—%
Lifecycle Funds
Fidelity Freedom Index 2025	21,166,137	98.52%	1.48%
Fidelity Freedom Index 2020	20,221,552	96.84%	3.16%
Fidelity Freedom Index 2030	16,921,556	97.48%	2.52%
Fidelity Freedom Index 2035	16,074,861	98.32%	1.68%
Fidelity Freedom Index 2045	14,481,495	98.63%	1.37%
Fidelity Freedom Index 2050	12,847,714	97.74%	2.26%
Fidelity Freedom Index 2040	11,649,208	97.98%	2.02%
Fidelity Freedom Index 2015	9,212,233	98.25%	1.75%
Fidelity Freedom Index Income	1,484,370	99.16%	0.84%
Fidelity Freedom Index 2010	1,132,004	95.64%	4.36%
Fidelity Freedom Index 2005	213,612	87.02%	12.98%
Fidelity Freedom Indx 2055	90,648	99.90%	0.10%
Fidelity Freedom Indx 2060	43,050	100.00%	—%
Common/collective Trust Funds
Fidelity Managed Income Portfolio II	54,334,304	99.82%	0.18%
Artisan International Growth Trust Fund	35,648,695	99.97%	0.03%
Robeco Large Cap Value Equity Fund	25,406,797	99.98%	0.02%
Total net assets available for benefits for participating plans	990,809,116

Tesoro Corporation Thrift Plan 2015 | 9

NOTES TO THE FINANCIAL STATEMENTS

INVESTMENT INCOME OF THE MASTER TRUST FOR THE PERIOD FROM JANUARY 1, 2015 TO SEPTEMBER 28, 2015

Net appreciation in fair value of investments	26,238,033
Interest and dividend income	6,570,612

Total Master Trust investment income	$32,808,645

NOTE 4 - FAIR VALUE MEASUREMENTS

Financial assets and financial liabilities are classified according to the fair value hierarchy. Financial assets and liabilities classified as level 1 instruments are valued based on quoted prices in active markets for identical assets and liabilities. Level 2 instruments are valued based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 instruments are valued based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the level of the input that is significant to the fair value measure in its entirety.

Tesoro Corporation common stock fund value is based upon the underlying Tesoro Corporation common stock closing price reported on the active market on which the individual security is traded and are categorized as level 1. Shares of mutual funds are valued using quoted market prices from national securities exchanges, which represent shares held by the Plan at year-end and are valued as level 1 fair value assets. The Plan's common/collective trust funds are measured at fair value, using NAV as a practical expedient.

PLAN ASSETS AT FAIR VALUE

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Tesoro Stock Fund	$259,713,105	$—	$—	$259,713,105
Mutual Funds	695,008,072	—	—	695,008,072
Plan Assets Measured at Fair Value	$954,721,177	$—	$—	$954,721,177
Common/collective Trust Funds Measured at Net Asset Value(1)				125,182,190
Total Plan Assets				$1,079,903,367

The assets as of December 31, 2014, are presented in the Master Trust, and as such, contain both the Thrift and Retail Plan information.

MASTER TRUST ASSETS AT FAIR VALUE

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Tesoro Stock Fund	$209,636,743	$—	$—	$209,636,743
Mutual Funds	665,782,577	—	—	665,782,577
Master Trust Assets Measured at Fair Value	$875,419,320	$—	$—	$875,419,320
Common/collective Trust Funds Measured at Net Asset Value(1)				115,389,796
Total Master Trust Assets				$990,809,116

10 | Tesoro Corporation Thrift Plan 2015

NOTES TO THE FINANCIAL STATEMENTS

(1)	Common Collective Trust Funds
_____________________________________________________________________________________________________________

Common Collective Trust Name	Investment Objective	Types of Investments	Restrictions
Fidelity Managed Income Portfolio II	Deliver safety and stability by preserving principal and accumulating earnings	Benefit-Responsive Investment Contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds	No restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the funds
Artisan International Growth Fund	Seek long-term capital growth	Publicly traded corporate equities, including common and preferred stocks, warrants, and depository receipts, of non-U.S. companies across a broad capitalization range	No restrictions; however, the Trustee reserves the right to require five business days advance written notice from the Plan for withdrawal
Boston Partners Large Cap Value Equity Fund (previously, "Robeco Large Cap Value Equity Fund")	Outperform its benchmark index, the Russell 1000 Value Index
Equity securities of U.S. and non-U.S. issuers, including, without limitation, American Depository Receipts on non-U.S. issuers, that are denominated in U.S. dollars and trade in U.S. markets, including, without limitation, on U.S. exchanges or in the over-the-counter market
No restrictions; however, the Trustee reserves the right to require five business days advance written notice from the Plan for withdrawal

NOTE 5 - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plan are shares of mutual funds managed by Fidelity, the Trustee, as defined by the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2015 and 2014, the Plan held shares of common stock of the Company. The shares at December 31, 2014 were held in the Tesoro Corporation Savings Plan Master Trust.

SHARES AND COST OF COMMON STOCK OF THE COMPANY HELD BY THE PLAN

	December 31,
	2015	2014
Thrift Plan
Number of shares	2,402,970	2,768,117
Cost basis of shares	$104,795,452	$75,133,666
NOTE 6 - FEDERAL INCOME TAX STATUS

The Plan received a determination letter from the IRS on December 8, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since the most recent determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain their qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Tesoro Corporation Thrift Plan 2015 | 11

NOTES TO THE FINANCIAL STATEMENTS

U.S. GAAP requires management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	December 31, 2015	December 31, 2014
Net assets available for benefits reported in the financial statements	$1,132,690,210	$1,026,134,189
Plus adjustments from contract value to fair value for fully benefit-responsive investment contracts	—	792,025
Net assets available for plan benefits reported in the Form 5500	$1,132,690,210	$1,026,926,214

RECONCILIATION OF THE PLAN'S NET CHANGE IN NET ASSETS TO FROM 5500

Year Ended December 31, 2015
Net increase in net assets available for benefits reported in the financial statements	$106,556,021
Change in adjustments from contract value to fair value for fully benefit-responsive investment contracts	(792,025)
Transfer from Tesoro Corporation Retail Savings Plan upon merger	(2,305,856)
Total net income reported in the Form 5500	$103,458,140

As discussed in Note 2, the Plan adopted ASU 2015-12 in the current year. As a result, the Plan no longer identifies the Fidelity Managed Income Portfolio II as fully benefit-responsive investment contract. The financial statements and the Form 5500 both present the Fidelity Managed Income Portfolio II at fair value measured using the net asset value practical expedient as of December 31, 2015. The Form 5500 measured fair value in a different manner as of December 31, 2014.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan provides for investments in various securities through investment funds offered to participants, including but not limited to, various mutual funds and equity of the Company, among others. Investment securities, in general, are exposed to various risks such as interest rate, credit, liquidity and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

12 | Tesoro Corporation Thrift Plan 2015

SCHEDULE OF ASSETS

TESORO CORPORATION THRIFT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015
EIN: 95-0862768

(a)	(b)	(c)	(d)	(e)
Identity of Issue, Borrower, Lessor, Similar Party		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value	Cost	Current Value
	Common Stock
*	Tesoro Stock Fund		**	$259,713,105
	Mutual Funds
	Equities
	Spartan 500 Index Institutional		**	108,924,937
*	Fidelity Contrafund K		**	101,505,914
*	Fidelity Puritan K		**	68,263,174
	Total Large Cap Equity Funds			278,694,025
	Spartan Extended Market Index Advantage		**	46,646,770
	Westwood SMidCap Institutional		**	30,288,868
	William Blair SMid Cap Growth I		**	24,816,528
*	Fidelity Strategic Real Return Fund		**	839,113
	Total Small/Mid Capital Equity Funds			102,591,279
	Spartan International Index Institutional		**	50,750,297
	Total International Equity Funds			50,750,297
	Target Date Funds
*	Fidelity Freedom Index 2025		**	27,461,358
*	Fidelity Freedom Index 2020		**	25,772,320
*	Fidelity Freedom Index 2030		**	21,331,849
*	Fidelity Freedom Index 2035		**	21,815,716
*	Fidelity Freedom Index 2045		**	18,730,218
*	Fidelity Freedom Index 2050		**	16,525,991
*	Fidelity Freedom Index 2040		**	16,464,120
*	Fidelity Freedom Index 2015		**	8,208,126
*	Fidelity Freedom Index Income		**	1,572,417
*	Fidelity Freedom Index 2010		**	999,096
*	Fidelity Freedom Index 2005		**	241,156
*	Fidelity Freedom Index 2055		**	1,245,368
*	Fidelity Freedom Index 2060		**	364,305
	Total Target Date Funds			160,732,040

Tesoro Corporation Thrift Plan 2015 | 13

SCHEDULE OF ASSETS

	Fixed Income
	Vanguard Total Bond Market Index Institutional		**	61,104,568
	PIMCO Total Return Institutional		**	32,562,986
	American Century Infl-Adj Bond Institutional		**	8,572,877
	Total Fixed Income Funds			102,240,431
	Common/collective Trust Funds
*	Fidelity Managed Income Portfolio II		**	72,156,577
	Artisan International Growth Trust Fund		**	32,751,230
	Boston Partners Large Cap Value Equity Fund		**	20,274,383
	Total Common Collective Trust Funds at Net Asset Value			125,182,190

*	Participant loans	Varying maturity dates with interest rates ranging from 4.25% to 9.75%	**	29,065,362
	Total			$1,108,968,729

*	Indicates party-in-interest
**	Cost information is not required for participant directed investments and, therefore, is not included.

14 | Tesoro Corporation Thrift Plan 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Tesoro Corporation Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 17, 2016

TESORO CORPORATION THRIFT PLAN

By:	/s/ CRAIG M. LATORRE
Craig M. LaTorre
Chairman of the Tesoro Corporation Employee Benefits Committee and Senior Vice President, Chief Human Resources Officer, Tesoro Corporation

Tesoro Corporation Thrift Plan 2015 | 15

EXHIBIT INDEX

Exhibit Number	Description of the Exhibit

23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP) for the Tesoro Corporation Thrift Plan.

16 | Tesoro Corporation Thrift Plan 2015